Reliance
Industries Limited

RECEIVED
2008 APR 30 A 8:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08002211

April 25, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	-	April 25, 2007	Continual disclosure as March 31, 2008 of the Company under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

PROCESSED
MAY 06 2008 E
THOMSON REUTERS

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

dlw 4/30

Reliance
Industries Limited

April 25, 2008

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code : 500325

Trading Symbol: "RELIANCE EQ"

Dear Sirs,

Sub : Continual disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

We are enclosing disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 for the financial year ended March 31, 2008.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

CC: The Luxembourg Stock Exchange

Details of share holding {obtained u/r 8(1) & 8(2) from acquirer(s)} by target company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Target company (Reporting company)	Reliance Industries Limited
Date of reporting	As on March 31, 2008
Name of Stock Exchanges where shares of reporting Company are listed	Bombay Stock Exchange Limited National Stock Exchange of India Limited

(I) Information about persons holding more than 15% shares or voting rights (VRs)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) as informed u/r 8(1) to target company).											
Names	As on March 31, 2008		As on March 31, 2007		Changes if any between (A) & (B)		As on Book Closure for dividend (for the year 2007-08)		As on Record Date date for dividend (for the year 2006-07)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NOT APPLICABLE						NIL	NIL	NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
Names	As on March 31, 2008		As on March 31, 2007		Changes if any between (A) & (B)		As on Book Closure for dividend (for the year 2007-08)		As on Record date for dividend (for the year 2006-07)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
*Promoter(s) or every person having control over a company - As per Annexure A attached	74 67 04 874	51.37	71 03 70 687	50.98	3 63 34 187	0.39	NOT APPLICABLE					
TOTAL	74 67 04 874	51.37	71 03 70 687	50.98	3 63 34 187	0.39						

For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Place : Mumbai
Date : April 25, 2008

Annexure A

Reliance Industries Limited

Disclosure under regulation 8(3)

Sr No	Name	As on 31st March, 2008		As on 31st March, 2007		Changes, if any	
		No of shares	%	No of shares	%	No of shares	%
		(a)	(b)	(c)	(d)	(a) - (c)	
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.20	10 46 60 154	7.51		-0.31
2	Ekansha Enterprise Private Limited	6 22 86 240	4.28	5 97 09 857	4.28	25 76 383	0.00
3	Bhumika Trading Private Limited	6 14 15 983	4.22	6 05 98 878	4.35	8 17 105	-0.12
4	Eklavya Mercantile Private Limited	6 13 37 013	4.22	6 13 37 013	4.40		-0.18
5	Farm Enterprises Limited	4 60 38 645	3.17	4 47 81 625	3.21	12 57 020	-0.05
6	Bahar Trading Private Limited	4 41 47 728	3.04	4 33 28 996	3.11	8 18 732	-0.07
7	Anumati Mercantile Private Limited	4 39 18 407	3.02	4 31 09 368	3.09	8 09 039	-0.07
8	Madhuban Merchandise Private Limited	3 42 33 723	2.36	3 42 33 723	2.46		-0.10
9	Sanatan Textrade Private Limited	3 41 30 009	2.35	3 41 27 009	2.45	3 000	-0.10
10	Amur Trading Private Limited	3 30 04 017	2.27	3 30 04 017	2.37		-0.10
11	Tresta Trading Private Limited	3 29 11 094	2.26	3 29 11 094	2.36		-0.10
12	Ornate Traders Private Limited	3 22 07 491	2.22	3 22 07 491	2.31		-0.10
13	Reliance Chemicals Private Limited	3 11 19 999	2.14	3 11 19 999	2.23		-0.09
14	Reliance Polyolefins Private Limited	3 05 97 462	2.10	3 05 97 462	2.20		-0.09
15	Reliance Life Sciences Private Limited	1 54 84 025	1.07	1 54 84 025	1.11		-0.05
16	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.03	1 49 76 149	1.07		-0.04
17	Reliance Petroinvestments Limited	100	0.00	0	0.00	100	0.00
18	Reliance Universal Enterprises Private Limited (Previously known as Pusti Commercials Private Limited)	2 84 73 949	1.96	100	0.00	2 84 73 849	1.96
19	Aavaran Textiles Private Limited	1 32 58 167	0.91	1 32 58 167	0.95		-0.04
20	Smt.K D Ambani	36 65 227	0.25	36 65 227	0.26		-0.01
21	Pams Investments and Trading Company Private Limited	31 84 983	0.22	31 84 983	0.23		-0.01
22	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.20	29 71 000	0.21		-0.01
23	Shri.M D Ambani	18 07 923	0.12	18 07 923	0.13		-0.01
24	Smt.Nita Ambani	16 99 073	0.12	16 99 073	0.12		-0.01
25	Ms.Isha M Ambani	16 82 195	0.12	16 82 195	0.12		0.00
26	Master Akash M Ambani	16 81 595	0.12	16 81 595	0.12		0.00
27	Fidelity Shares and Securities Private Limited	15 25 055	0.10	15 25 055	0.11		0.00
28	Reliance Welfare Association	12 27 734	0.08	12 27 734	0.09		0.00
29	Reliance Energy and Project Development Private Limited	10 29 000	0.07	10 29 000	0.07		0.00
30	Terene Industries Private Limited	4 68 480	0.03	0	0.00	4 68 480	0.03
31	Silvassa Hydrocarbons and Investments Private Limited	4 07 581	0.03	0	0.00	4 07 581	0.03
32	Synergy Synthetics Private Limited	3 74 401	0.03	0	0.00	3 74 401	0.03
33	Vita Investments and Trading Company Private Limited	3 08 395	0.02	3 08 395	0.02		0.00
34	Reliance Consultancy Services Private Limited	2 52 922	0.02	0	0.00	2 52 922	0.02
35	Reliance Industrial Infrastructure Limited	86 000	0.01	86 000	0.01		0.00
36	Deccan Finvest Private Limited	68 795	0.00	0	0.00	68 795	0.00
37	Master Anant M Ambani	50 000	0.00	50 000	0.00		0.00
38	Jogiya Traders Private Limited	10 010	0.00	10	0.00	10 000	0.00
39	Hercules Investments Private Limited	1 000	0.00	1 000	0.00		0.00
40	Nikhil Investments Company Private Limited	1 000	0.00	1 000	0.00		0.00
41	Real Fibres Private Limited	1 000	0.00	1 000	0.00		0.00
42	Jagdanand Investments and Trading Company Private Limited	150	0.00	150	0.00		0.00
43	Reliance Nutraceuticals Private Limited	100	0.00	0	0.00	100	0.00
44	Reliance Pharmaceuticals (India) Private Limited	100	0.00	0	0.00	100	0.00
45	Jagdishvar Investments and Trading Company Private Limited	100	0.00	100	0.00		0.00
46	Kankhal Investments and Trading Company Private Limited	100	0.00	100	0.00		0.00
47	Kardam Commercials Private Limited	100	0.00	100	0.00		0.00
48	Kedareshwar Investments and Trading Company Private Limite	100	0.00	100	0.00		0.00
49	Krish Commercials Private Limited	100	0.00	100	0.00		0.00
50	Kshitij Commercials Private Limited	100	0.00	100	0.00		0.00
51	Nityapriya Commercials Private Limited	100	0.00	100	0.00		0.00
52	Priyash Commercials Private Limited	100	0.00	100	0.00		0.00
53	Dainty Investment & Leasings Private Limited	0		210	0.00	- 210	0.00
54	Fiery Investments and Leasing Private Limited	0		1 150	0.00	- 1 150	0.00
55	Clarion Investments and Trading Company Private Limited	0		1 060	0.00	- 1 060	0.00
56	Orson Trading Private Limited	0		1 000	0.00	- 1 000	0.00
	TOTAL	74 67 04 874	51.37	71 03 70 687	50.98	3 63 34 187	0.39

END